UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                     SPORTS ENTERTAINMENT ENTERPRISES, INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   849178 20 7
     ----------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                                       with a copy to:
          HOWARD TYTEL, ESQ.                           ALAN I. ANNEX, ESQ.
          C/O RFX ACQUISITION LLC                      GREENBERG TRAURIG, LLP
          650 MADISON AVENUE, 16TH FLOOR               200 PARK AVENUE
          NEW YORK, NEW YORK 10022                     NEW YORK, NY 10166
          TEL. NO.: (212) 753-3188                     TEL. (212) 801-9200
     ----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 7, 2005
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 849178 20 7                13D/A                          Page 2 of 19
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1.  NAME OF REPORTING PERSON:  RFX ACQUISITION LLC

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    11-3734978
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    N/A
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                -0-
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0-
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  -0-
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -0-
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    -0-
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    OO

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CUSIP No. 849178 20 7                13D/A                          Page 3 of 19
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  ROBERT F.X. SILLERMAN

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                21,687,630(1) (SEE ITEM 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 11,686,231(2) (SEE ITEM 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  21,687,630(1) (SEE ITEM 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   11,686,231(2) (SEE ITEM 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    33,373,861(1)(2)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    60.6% OF COMMON STOCK(3)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------
(1) Includes (i) 14,067,168 shares of Common Stock owned of record by Mr. Sillerman, and (ii) 7,620,462 shares of Common Stock underlying presently exercisable warrants issued to Mr. Sillerman.
(2) Includes (i) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman's spouse, (ii) 7,143,700 shares of Common Stock owned of record by Sillerman Commercial Holdings Partnership L.P., and (ii) 3,542,531 shares of Common Stock underlying presently exercisable warrants issued to Sillerman Commercial Holdings Partnership L.P.
(3) Based on 43,953,195 shares of Common Stock of Sports Entertainment Enterprises, Inc. outstanding on February 7, 2005.

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CUSIP No. 849178 20 7                13D/A                          Page 4 of 19
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  SILLERMAN COMMERCIAL HOLDINGS PARTNERSHIP L.P.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    13-4160637
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                -0-
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 10,686,231(1) (SEE ITEM 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  -0-
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   10,686,231(1) (SEE ITEM 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    10,686,231(1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    22.6% OF COMMON STOCK(2)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
--------------------------------------------------------------------------------
(1) Includes (i) 7,143,700 shares of Common Stock owned of record by Sillerman Commercial Holdings Partnership L.P. and (ii) 3,542,531 shares of Common Stock underlying presently exercisable warrants issued to Sillerman Commercial Holdings Partnership L.P.
(2) Based on 43,953,195 shares of Common Stock of Sports Entertainment Enterprises, Inc. outstanding on February 7, 2005.

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CUSIP No. 849178 20 7                13D/A                          Page 5 of 19
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON: HOWARD J. TYTEL

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                -0-
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 3,354,103(1) (SEE ITEM 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  -0-
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   3,354,103(1) (SEE ITEM 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,354,103(1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5% OF COMMON STOCK(2)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------
(1) Includes (i) 1,736,727 shares of Common Stock owned of record by Mr. Tytel and Sandra Tytel, Mr. Tytel's spouse, as tenants in common with rights of survivorship, (ii) 778,855 shares of Common Stock underlying presently exercisable warrants issued to Mr. Tytel and Sandra Tytel, Mr. Tytel's spouse, as tenants in common with rights of survivorship, (iii) 283,438 shares of Common Stock owned of record by the Jennifer Tytel Trust, (iv) 135,824 shares of Common Stock underlying presently exercisable warrants issued to the Jennifer Tytel Trust, (v) 141,668 shares of Common Stock owned of record by the Michael Frey Trust; (vi) 67,962 shares of Common Stock underlying presently exercisable warrants issued to the Michael Frey Trust; (vii) 141,668 shares of Common Stock owned of record by the Andrew Frey Trust; and (viii) 67,962 shares of Common Stock underlying presently exercisable warrants issued to the Andrew Frey Trust.
(2) Based on 43,953,193 shares of Common Stock of Sports Entertainment Enterprises, Inc. outstanding on February 7, 2005.

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CUSIP No. 849178 20 7                13D/A                          Page 6 of 19
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON: MITCHELL J. SLATER

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                2,854,103(1) (SEE ITEM 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 500,000(2) (SEE ITEM 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  2,854,103(1) (SEE ITEM 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   500,00(2) (SEE ITEM 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,354,103(1)(2)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5% OF COMMON STOCK(3)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------
(1) Includes (i) 1,803,500 shares of Common Stock owned of record by Mr. Slater, and (ii) 1,050,603 shares of Common Stock underlying presently exercisable warrants issued to Mr. Slater.
(2) Represents 500,000 shares of Common Stock owned of record by Mitchell J. Slater 2004 Grantor Retained Annuity Trust.
(3) Based on 43,953,195 shares of Common Stock of Sports Entertainment Enterprises, Inc. outstanding on February 7, 2005.

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CUSIP No. 849178 20 7                13D/A                          Page 7 of 19
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON: THOMAS P. BENSON

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                1,550,780(1) (SEE ITEM 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0-
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  1,550,780(1) (SEE ITEM 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,550,780(1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.5% OF COMMON STOCK(2)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

(1) Includes 485,780 shares of common stock underlying presently exercisable warrants issued to Mr. Benson.

(2) Based on 43,953,195 shares of Common Stock of Sports Entertainment Enterprises, Inc. outstanding on February 7, 2005.

                                 SCHEDULE 13D/A

                                INTRODUCTORY NOTE

     This Amendment No. 1 (this "Statement") amends the Schedule 13D originally filed by RFX Acquisition LLC, a Delaware limited liability company ("RFX"), and Robert F.X. Sillerman ("Sillerman") on December 23, 2004 (the initial Schedule 13D is herein referred to as the "Original 13D"). RFX, Sillerman, Sillerman Commercial Holdings Partnership L.P. (the "Partnership"), Howard J. Tytel ("Tytel"), Mitchell J. Slater ("Slater") and Thomas P. Benson ("Benson", and together with Sillerman, the Partnership, Tytel and Slater, the "Reporting Persons") are jointly filing this Statement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Original 13D.

     This Statement, among other things, (i) adds the Partnership, Tytel, Slater and Benson as "Reporting Persons" and (ii) removes RFX as a "Reporting Person" because RFX has ceased to be the beneficial owner of common stock, no par value (the "Common Stock"), of Sports Entertainment Enterprises, Inc., a Colorado corporation ("SPEA" or the "Issuer").

ITEM 1.   SECURITY AND ISSUER

          ITEM 1 OF THE ORIGINAL 13D IS AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

          This Statement relates to the Common Stock of the Issuer, having its principal executive offices at 650 Madison Avenue, New York, New York 10022.

ITEM 2.   IDENTITY AND BACKGROUND

          ITEMS 2(A) THROUGH (F) OF THE ORIGINAL 13D ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY TO READ AS FOLLOWS:

          (a) This statement is being filed jointly by the Reporting Persons.
Item 5 of this Statement contains the name, residence or business address, present principal occupation and citizenship of each of the partners who functions as general partner of the Partnership and of each of the persons who controls such general partner, and such information is hereby incorporated herein by reference.

          (b) Each of Sillerman, Tytel, Slater and Benson has his principal office at c/o RFX Acquisition LLC, 650 Madison Avenue, 16th Floor, New York, New York 10022. The Partnership has its principal office at 157 East 70th Street, New York, New York 10021.

          (c) The principal business of Sillerman is his present occupation as the Chief Executive Officer, President and Chairman of the Board of the Issuer. The principal business of Tytel is his present occupation as the Senior Executive Vice President and Director of Legal and Governmental Affairs of the Issuer. The principal business of Slater is his present occupation as the Senior Executive Vice President and Chief Operating Officer of the Issuer. The principal business of Benson is his present occupation as the Executive Vice President, Chief Financial Officer and Treasurer of the Issuer. The principal business of the Partnership consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

          (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of the Partnership and of each of the persons who controls such general partner set forth in Item 5 of this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of the Partnership and of each of the persons who controls such general partner set forth in Item 5 of this Statement, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) Sillerman, Tytel and Slater are United States citizens. The Partnership is organized under the laws of the State of Delaware.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          ITEM 3 OF THE ORIGINAL 13D IS AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

          On February 7, 2005, RFX consummated transactions pursuant to which RFX, an entity formed and controlled by Sillerman, acquired a controlling interest in the Issuer (the "RFX Investment") simultaneously with the Issuer's acquisition of a controlling interest in entities which control the commercial utilization of the name, image and likeness of Elvis Presley, the operation of Graceland and related attractions, as well as revenue derived from Elvis' music, films and television specials (the "Presley Acquisition"). The RFX Investment was effected pursuant to a Purchase Agreement, dated as of December 15, 2004 and amended as of February 7, 2005, by and among RFX, the Issuer, Ronald S. Boreta, Vaso Boreta, John Boreta, Boreta Enterprises Ltd. and ASI Group LLC (collectively, the "Principal Stockholders"). In accordance with the terms of the Purchase Agreement, RFX contributed $3,046,407 in cash to SPEA in exchange for 30,464,072 newly issued shares of Common Stock. In addition to the shares purchased directly from the Issuer, RFX received warrants to purchase (i) 6,828,938 shares of Common Stock at $1.00 per share, (ii) 6,828,938 shares of Common Stock at $1.50 per share, and (iii) 6,828,939 shares of Common Stock at $2.00 per share. The warrants are exercisable for a period of two years following the closing of the RFX Investment. Simultaneously with this exchange, RFX also acquired an aggregate of 2,240,397 shares of Common Stock directly from certain principal stockholders of the Company a price of $0.10 per share. RFX financed the RFX Investment with a contribution of equity by the members of RFX, including the Reporting Persons. Immediately following the consummation of the RFX Investment, RFX distributed 100% of its shares of Common Stock and its warrants to its members, including the Reporting Persons. In order to provide additional capital to the Issuer, certain recipients of the warrants, including the Reporting Persons, immediately exercised an aggregate of 5,000,000 of the $1.00 warrants for aggregate consideration to the Issuer of $5,000,000.

ITEM 4.   PURPOSE OF TRANSACTION

          ITEMS 4(A) THROUGH (J) OF THE ORIGINAL 13D IS AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

          The disclosure set forth in response to Item 3 of this Statement is hereby incorporated herein by reference in its entirety.

          Since August 2002, when the Issuer disposed of the last of its financial and operating assets, the Issuer has been inactive. On February 7, 2005, RFX consummated the RFX Investment simultaneously with the consummation of the Presley Acquisition by the Issuer. RFX financed the RFX Investment with a contribution of equity by the members of RFX. The Issuer financed the Presley Acquisition with the sale of preferred and common stock to an investor, the purchase of preferred stock, common stock and warrants to purchase common stock by another investor and a short-term senior loan from an affiliate of Bear, Stearns & Co. Inc.

          As a result of the RFX Investment and the Presley Acquisition by the Issuer, the Issuer's new business plan is to make selective and strategic acquisitions of or partner with individuals or companies that control various forms of established or developable content and thereafter to improve and enhance the development and marketing of such content. Simultaneously, the Issuer will seek to capitalize on the increasing distribution opportunities that make it easier and less costly to deliver content to consumers and which enable consumers to selectively decide how, when and where they will consume content. The Presley Acquisition is the first acquisition in the Issuer's plan to acquire, control, develop and build content in various forms of media.

          The Issuer has filed a certificate in Colorado to conduct, and is presently conducting, business under the name "CKX" and intends to seek shareholder approval to officially change the name of the Issuer to CKX, Inc. at its next meeting of shareholders.

          The Presley Acquisition was effected pursuant to a Contribution and Exchange Agreement, dated December 15, 2004 (the "Contribution and Exchange Agreement"), by and among the Issuer, The Promenade Trust, a Tennessee grantor trust (the "Trust"), and RFX. The Trust has historically directly owned and operated the assets and businesses of Elvis Presley which existed at the time of his death and has owned and operated those businesses and assets acquired and/or created after Elvis' death through its ownership of 100% of Elvis Presley Enterprises, Inc. ("EPE Inc."). Prior to consummation of the Presley Acquisition, the Trust contributed the Presley assets and businesses not owned by EPE Inc. to a newly formed Tennessee limited liability company, Elvis Presley Enterprises, LLC ("EPE LLC").

          Under the terms of the Contribution and Exchange Agreement, at the closing the Trust contributed 85% of the outstanding equity interests of EPE Inc. and 85% of the membership interests of EPE LLC to the Issuer. In exchange, the Trust received from the Issuer $50,125,000 in cash, 1,491,817 shares of newly-created Series B Convertible Preferred Stock, no par value per share, of the Issuer, one share of newly-created Series C Convertible Preferred

Stock, no par value per share, of the Issuer, and 500,000 shares of Common
Stock of the Issuer. The Trust continues to own 15% of the outstanding equity interests of EPE Inc. and 15% of the membership interests of EPE LLC. The Issuer also acquired additional commercial rights to the "Presley" name from Priscilla Presley, for a purchase price of $6.5 million.

          At the next meeting of shareholders of the Issuer, the Issuer intends to seek the approval of its shareholders to, among other things, effect the following changes:

     o change the corporate name and state of incorporation of the Issuer from Colorado to Delaware by means of a merger with and into a newly-created, wholly-owned subsidiary named CKX, Inc., with that entity as the surviving corporation and as the publicly-traded company; and

     o increase the authorized number of the Issuer's shares of capital stock from 100,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value, to 275,000,000 shares of capital stock, divided into 200,000,000 shares of common stock, par value $.01 per share, and 75,000,000 shares of preferred stock, par value $.01 per share, with the right conferred upon the board of directors to set the dividend, voting, conversion, liquidation and other rights, as well as the qualifications, limitations and restrictions, with respect to the preferred stock as the board of directors may determine from time to time.

          These changes will become effective upon compliance with Section 14(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulation 14C under the Exchange Act. In anticipation of the name change that the Issuer intends to pursue, the Issuer has filed a fictitious firm name certificate with the Secretary of State of the State of Colorado, permitting it to do business under the name of CKX, Inc. pending the reincorporation.

          Upon consummation of the RFX Investment, three of the four former directors of the Issuer resigned, and the sole remaining director, Ronald Boreta, pursuant to and in accordance with the Issuer's by-laws, increased the size of the Issuer's Board of Directors to 13, and appointed new directors designated by RFX. In accordance with the foregoing, on February 7, 2005, the following individuals were appointed to the Issuer's Board of Directors:
Sillerman, Slater, Tytel, Benson, Bruce Morrow, Edward Bleier, Jerry L. Cohen, Carl D. Harnick, Jack Langer, John D. Miller and Birame N. Sock, each to serve until the next annual meeting of shareholders or until his successor is duly elected and qualified. In addition, on February 7, 2005, Sillerman was appointed Chief Executive Officer, President and Chairman of the Board of the Issuer, Slater was appointed Senior Executive Vice President and Chief Operating Officer of the Issuer, Tytel was appointed Senior Executive Vice President and Director of Legal and Governmental Affairs of the Issuer, Benson was appointed Executive Vice President, Chief Financial Officer and Treasurer of the Issuer, Kraig G. Fox was appointed Executive Vice President, Chief Corporate Development Officer and Secretary of the Issuer, and Jason K. Horowitz was appointed Senior Vice President and Assistant Secretary of the Issuer. Following appointment of the aforementioned individuals, Ronald Boreta resigned from the Issuer's Board of Directors. The Issuer filed a 14F Information Statement with the Securities and Exchange Commission on January 21, 2005 with respect to the change in a majority of its Board of

Directors and mailed a copy of the 14F Information Statement to its shareholders of record in accordance with the Exchange Act.

          In connection with its receipt of the Series C Preferred Stock, the Trust was granted the right to elect one individual to serve on the Issuer's Board of Directors and on February 8, 2005, the Trust elected Priscilla Presley to the Issuer's Board of Directors, to serve until the next annual meeting of shareholders or until her successor is duly elected and qualified.

          On February 8, 2005, the holders of the Issuer's newly-created Series A Preferred Stock elected Edwin M. Banks to the Issuer's Board of Directors, to serve until the next annual meeting of shareholders or until her successor is duly elected and qualified.

          On February 8, 2005, the Board of Directors of the Issuer amended and restated the Issuer's By-Laws to, among other things: (i) eliminate the ability of shareholders to take action by written consent; (ii) permit the Board of Directors to postpone a previously scheduled meeting of shareholders or cancel a special meeting of shareholders, with notice given prior to the previously scheduled date of such meeting; (iii) permit the Chairman of the Board of Directors or the Chief Executive Officer to adjourn a meeting of shareholders if a quorum is not present; (iv) provide for election of members of the Board of Directors by holders of Preferred Stock when entitled to vote for directors; (v) eliminate the requirement that the Board of Directors consist of no less than three members; (vi) provide that shareholders may remove a director only for cause and only by the affirmative vote of the holders of at least 80% of the outstanding stock entitled to vote generally; (vii) require shareholders who wish to nominate directors or who wish to present matters to be considered at any meeting of shareholders to comply with certain advance notice provisions, other than persons designated pursuant to a series of preferred stock; (viii) provide for the inspection of corporate books only pursuant to Colorado law;
(ix) provide that any amendments to the Issuer's By-Laws may be approved at a meeting of shareholders only if notice of such amendment was provided in the notice of the meeting; and (x) provide that the indemnification provisions in the Issuer's By-Laws relating to directors and officers may not be amended except by the affirmative vote of two-thirds of the Board of Directors or the affirmative vote of 75% of the outstanding shares of each class of stock, and then only if notice of such amendment was set forth in the notice of the meeting.

          The Reporting Persons acquired their shares of Common Stock for investment purposes and to acquire control of the Issuer. Although the Reporting Persons believe that the shares which they may be deemed to beneficially own are an attractive investment, they will monitor and evaluate their investment in the Issuer in light of pertinent factors, including the following: (i) the Issuer's business, operations, assets, financial condition and prospects; (ii) market, general economic and other conditions; and (iii) other investment opportunities available to the Reporting Persons. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may determine to (i) acquire additional securities of the Issuer, (ii) dispose of some or all of the securities of the Issuer which they beneficially own, (iii) increase or decrease their participation in the determination of the Issuer's management and policies or (iv) propose a merger, consolidation, joint venture or other business combination involving the Issuer or its subsidiaries or divisions, a sale or purchase of assets or securities of the Issuer or its subsidiaries or divisions, a recapitalization, reorganization or liquidation involving the Issuer or its subsidiaries or divisions or other similar actions. The

Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions. Any sale or disposition of shares by the Reporting Persons may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the Issuer to effect one or more of the transactions set forth above. In addition, the Reporting Persons may determine to increase their interest in the Issuer through one or more transactions in the open market.

          Except as described in this Item 4 and in Item 6 which is incorporated herein by reference, the Reporting Persons do not have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or any of its subsidiaries or the disposition of securities of the Issuer or any of its subsidiaries; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure (vii) any changes in the Issuers charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          ITEM 5(A) THROUGH (E) OF THE ORIGINAL 13D IS AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

          (a) Sillerman beneficially owns (i) directly 21,687,630 shares of Common Stock (including 7,620,462 shares of Common Stock that may be acquired through presently exercisable warrants issued to Sillerman) and (ii) indirectly 11,686,231 shares of Common Stock (consisting of (A) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman's spouse, (B) 7,143,700 shares of Common Stock owned of record by the Partnership, and (C) 3,542,531 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Partnership), which in the aggregate represents approximately 60.6% of the Common Stock of the Issuer based on 43,953,195 outstanding on February 7, 2005 (and the 11,162,993 shares of Common Stock that may be acquired by Sillerman and the Partnership through presently exercisable warrants). Sillerman is the sole shareholder of Sillerman Investment Corporation, the general partner of the Partnership. Sillerman disclaims beneficial ownership of (i) the shares of Common Stock held of record by the Partnership, to the extent he may be deemed to have an interest in such shares through the Partnership, and (ii) all shares of Common Stock held of record by his spouse.

          The Partnership beneficially owns directly 10,686,231 shares of Common Stock (including 3,542,531 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Partnership), which in the aggregate represents approximately 22.6% of the Common Stock of the Issuer based on 43,953,195 outstanding on February 7, 2005 (and the 3,542,531 shares of Common Stock that may be acquired by the Partnership through presently exercisable warrants).

          Tytel beneficially owns (i) directly 2,515,582 shares of Common Stock (including 778,855 shares of Common Stock that may be acquired through presently exercisable warrants issued to Tytel and Sandra Tytel, Tytel's spouse, as tenants in common with rights of survivorship) and (ii) indirectly 838,522 shares of Common Stock (consisting of (A) 283,438 shares of Common Stock owned of record by the Jennifer Tytel Trust, (B) 135,824 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Jennifer Tytel Trust, (C) 141,668 shares of Common Stock owned of record by the Michael Frey Trust, (D) 67,962 shares of Common Stock underlying presently exercisable warrants issued to the Michael Frey Trust, (E) 141,668 shares of Common Stock owned of record by the Andrew Frey Trust, and (F) 67,962 shares of Common Stock underlying presently exercisable warrants issued to the Andrew Frey Trust), which in the aggregate represents approximately 7.5% of the Common Stock of the Issuer based on 43,953,195 outstanding on February 7, 2005 (and the 1,050,603 shares of Common Stock that may be acquired by Tytel, the Jennifer Tytel Trust, the Michael Frey Trust and the Andrew Frey Trust through presently exercisable warrants). Tytel disclaims beneficial ownership of the shares of Common Stock held of record by the Jennifer Tytel Trust, the Michael Frey Trust and the Andrew Frey Trust, in each case, to the extent he may be deemed to have an interest in such shares through such entities.

          Slater beneficially owns (i) directly 2,854,103 shares of Common Stock (including 1,050,603 shares of Common Stock that may be acquired through presently exercisable warrants issued to Slater) and (ii) indirectly 500,000 shares of Common Stock held of record by Mitchell J. Slater 2004 Grantor Retained Annuity Trust, which in the aggregate represents approximately 7.5% of the Common Stock of the Issuer based on 43,953,195 outstanding on February 7, 2005 (and the 1,050,603 shares of Common Stock that may be acquired by Slater through presently exercisable warrants). Slater is the settlor and the trustee of the Mitchell J. Slater 2004 Grantor Retained Annuity Trust. Slater disclaims beneficial ownership of the shares of Common Stock held of record by the Mitchell J. Slater 2004 Grantor Retained Annuity Trust, to the extent he may be deemed to have an interest in such shares through such entity.

          Benson beneficially owns directly 1,550,780 shares of Common Stock (including 485,780 shares of Common Stock that may be acquired through presently exercisable warrants issued to Benson), which in the aggregate represents approximately 3.5% of the Common Stock of the Issuer based on 43,953,195 outstanding on February 7, 2005 (and the 485,780 shares of Common Stock that may be acquired by Benson through presently exercisable warrants).

          Except as disclosed in this Item 5(a), as of the date hereof, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of the Partnership and of each of the persons who controls such general partner set forth in this Item 5, beneficially owns or has the right to acquire any Common Stock.

          The filing of this Statement shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by any other parties. Each of the Reporting Persons disclaims membership in a group with regard to the Common Stock for purposes of Section 13(d) of the Exchange Act.

          (b) Sillerman has sole voting power and sole dispositive power with respect to 21,687,630 shares of Common Stock (including 7,620,462 shares of Common Stock that may be acquired through presently exercisable warrants issued to Sillerman) and has shared voting power and shared dispositive power with respect to 11,686,231 shares of Common Stock (consisting of (A) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman's spouse,
(B) 7,143,700 shares of Common Stock owned of record by the Partnership, and (C) 3,542,531 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Partnership). Ms. Sillerman's present business address is c/o Sillerman Commercial Holdings Partnership L.P., 157 East 70th Street, New York, New York 10021, her present principal occupation is charity work, and she is a United States citizen. Sillerman is the sole shareholder of Sillerman Investment Corporation, the general partner of the Partnership. Each of Sillerman Investment Corporation and the Partnership have their principal office at 157 East 70th Street, New York, New York 10021, their principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities, and they are both organized under the laws of the State of Delaware.

          The Partnership has shared voting power and shared dispositive power with respect to 10,686,231 shares of Common Stock (including 3,542,531 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Partnership). Sillerman is the sole shareholder of Sillerman Investment Corporation, the general partner of the Partnership. Sillerman has his principal office at c/o RFX Acquisition LLC, 650 Madison Avenue, 16th Floor, New York, New York 10022, his principal business is his present occupation as the Chief Executive Officer, President and Chairman of the Board of the Issuer, and he is a United States citizen.

          Tytel has shared voting power and shared dispositive power with respect to 3,354,103 shares of Common Stock (including (A) 778,855 shares of Common Stock that may be acquired through presently exercisable warrants issued to Tytel and Sandra Tytel, Tytel's spouse, as tenants in common with rights of survivorship, (B) 283,438 shares of Common Stock owned of record by the Jennifer Tytel Trust, (C) 135,824 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Jennifer Tytel Trust, (D) 141,668 shares of Common Stock owned of record by the Michael Frey Trust, (E) 67,962 shares of Common Stock underlying presently exercisable warrants issued to the Michael Frey Trust, (F) 141,668 shares of Common Stock owned of record by the Andrew Frey Trust, and (G) 67,962 shares of Common Stock underlying presently exercisable warrants issued to the Andrew Frey Trust). Ms. Tytel's address is 100 Oyster Bay Road, Mill Neck, New York 11765, her present principal occupation is charity work, and she is a United States citizen. Seth Zachary and Myles Schumer are the trustees of the Jennifer Tytel Trust, the trustees of the Michael Frey Trust, and the trustees of the Andrew Frey Trust. Mr. Zachary's address is c/o Paul, Hastings, Janofsky & Walker, LLP, Park Avenue Tower, 75 East 55th Street, 16th Floor, New York, New York 10022-3205, his present principal occupation is tax attorney, and he is a United States citizen. Mr. Schumer's address is c/o Cornick, Garber & Sandler, 630 Third Avenue, 10th Floor, New York, New York 10017, his present principal occupation is accountant, and he is a United States citizen.

          Slater has sole voting power and sole dispositive power with respect to 2,854,103 shares of Common Stock (including 1,050,603 shares of Common Stock that may be acquired through presently exercisable warrants issued to Slater) and has shared voting power and shared dispositive power with respect to 500,000 shares of Common Stock held of record by Mitchell J. Slater 2004 Grantor Retained Annuity Trust. Slater is the settlor and the trustee of the Mitchell J. Slater 2004 Grantor Retained Annuity Trust. Slater has his principal office at c/o RFX Acquisition LLC, 650 Madison Avenue, 16th Floor, New York, New York 10022, his principal business is his present occupation as the Senior Executive Vice President and Chief Operating Officer of the Issuer, and he is a United States citizen.

          Benson has sole voting power and sole dispositive power with respect to 1,550,780 shares of Common Stock (including 485,780 shares of Common Stock that may be acquired through presently exercisable warrants issued to Benson).

          To the knowledge of the Reporting Persons, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

          To the knowledge of the Reporting Persons, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (c) Except for (i) the acquisition of 2,460,300 shares of Common Stock by Sillerman through the exercise of warrants on February 7, 2005, (ii) the acquisition of 1,143,700 shares of Common Stock by the Partnership through the exercise of warrants on February 7, 2005, (iii) the acquisition of 263,500 shares of Common Stock by Tytel through the exercise of warrants on February 7, 2005, (iv) the acquisition of 37,900 shares of Common Stock by the Jennifer Tytel Trust through the exercise of warrants on February 7, 2005, (v) the acquisition of 18,900 shares of Common Stock by the Michael Frey Trust through the exercise of warrants on February 7, 2005, (vi) the acquisition of 18,900 shares of Common Stock by the Andrew Frey Trust through the exercise of warrants on February 7, 2005, (vii) the acquisition of 339,200 shares of Common Stock by Slater through the exercise of warrants on February 7, 2005, and (viii) the acquisition of 156,800 shares of Common Stock by Benson through the exercise of warrants on February 7, 2005, and except as described herein and as previously described in this

Item 5 and in Item 3 and Item 4 above, no transactions in the Common Stock have been effected by the Reporting Persons during the last 60 days.

          (d) To the knowledge of the Reporting Persons, only the Reporting Persons and the other persons or entities listed in response to this Item 5 and in response to Item 2 above will have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Issuer reported herein as beneficially owned by the Reporting Persons.

          (e) On February 7, 2005, RFX ceased to be the beneficial owner of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          ITEM 6 OF THE ORIGINAL 13D IS AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

          Reference is made to Item 4 of this Statement, which is incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Pursuant to the terms of a stock pledge agreement, dated as of December 15, 2004, by and among RFX, Ronald S. Boreta, John Boreta and Boreta Enterprises, Ltd., in order to induce RFX to make the RFX Investment and to enter into the Contribution and Exchange Agreement, Ronald S. Boreta, John Boreta and Boreta Enterprises, Ltd. each pledged and granted a security interest in shares of Common Stock equal to 10% of the shares of Common Stock owned by such stockholders as of December 15, 2004. On February 7, 2004, such stock pledge agreement was terminated and the pledged stock was returned to the pledgors.

          Pursuant to the terms of a stock pledge agreement, dated as of February 7, 2005, by and among RFX, Ronald S. Boreta, John Boreta and Boreta Enterprises, Ltd., to secure the indemnification obligations of certain principal stockholders of the Issuer in connection with the RFX Investment, Ronald S. Boreta, John Boreta and Boreta Enterprises, Ltd. each pledged and granted a security interest in shares of Common Stock equal to 50% of the shares of Common Stock owned by such stockholders as of February 7, 2005.

          Each of the Reporting Persons and the Issuer entered into a lock-up agreement, dated as of February 7, 2005, in which such Reporting Person agreed not to dispose of or otherwise transfer any securities of the Issuer, or any securities into which such securities are converted or exchanged for upon any merger or other combination, until one year from the date of issuance, without the prior written consent of the Issuer. In such agreement, such Reporting Person also agreed to the imposition by the Issuer of stop-transfer instructions on the securities to enforce the lock-up.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement between Sillerman, the Partnership, Tytel and Slater, dated February 7, 2005.

Exhibit 2* Purchase Agreement, dated as of December 15, 2004, by and among the Issuer, RFX and the Principal Stockholders.

Exhibit 3* Amendment to Purchase Agreement, dated as of February 7, 2005, by and among the Issuer, RFX and the Principal Stockholders.

Exhibit 4* Stock Purchase Agreement, dated as of December 15, 2004, by and among RFX and the Principal Stockholders.

Exhibit 5* Amendment to Stock Purchase Agreement, dated as of February 7, 2005, by and among RFX and the Principal Stockholders.

Exhibit 6* Contribution and Exchange Agreement, dated as of December 15, 2004, between the Issuer, The Promenade Trust and RFX.

Exhibit 7* Amendment to the Contribution and Exchange Agreement, dated as of February 7, 2005, between the Issuer, The Promenade Trust and RFX.

Exhibit 8* Form of Common Stock Purchase Warrant, dated as of February 7, 2005, issued to the Reporting Persons.

Exhibit 9* Stock Pledge Agreement, dated as of February 7, 2005, by and among RFX, Ronald S. Boreta, John Boreta and Boreta Enterprises, Ltd.

Exhibit 10     Power of Attorney from Sillerman.

Exhibit 11     Power of Attorney from the Partnership.

Exhibit 12     Power of Attorney from Slater.

Exhibit 13     Power of Attorney from Benson.

__________________________

* Previously filed and incorporated herein by reference to Amendment No. 1 on Form 8-K/A dated February 11, 2005 to the Issuer's Current Report on Form 8-K dated February 7, 2005 (File No. 0-17436).

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 2005

                                 /s/ Robert F. X. Sillerman
                                 -----------------------------------------------
                                 ROBERT F.X. SILLERMAN


                                 SILLERMAN COMMERCIAL HOLDINGS PARTNERSHIP, L.P.


                                 By:   Sillerman Investment Corporation, its
                                       General Partner


                                 By: /s/ Robert F. X. Sillerman
                                     -------------------------------------------
                                      ROBERT F. X. SILLERMAN


                                 /s/ Howard J. Tytel
                                 -------------------------
                                    HOWARD J. TYTEL


                                 /s/ Mitchell J. Slater
                                 -------------------------
                                     MITCHELL J. SLATER


                                 /s/ Thomas P. Benson
                                 -------------------------
                                     THOMAS P. BENSON